EXHIBIT 10.15

Document Number	Document Title

Recording Area

Name and Return Address

King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036
Attn: Sebastian Kaufmann

241-0219100109; 241-0219100105
Parcel Identification Number (PIN)

Rock County, Wisconsin

LEASEHOLD MORTGAGE, SECURITY AGREEMENT, ASSIGNMENT OF
LEASES AND RENTS, FINANCING STATEMENT AND
FIXTURE FILING

BY

RATHGIBSON, INC.,
Leasehold Mortgagor,

TO

GENERAL ELECTRIC CAPITAL CORPORATION,
as Agent and Leasehold Mortgagee,

Relating to Leased Premises in:

Rock County, Wisconsin

DATED: As of December 22, 2006

LEASEHOLD MORTGAGE, SECURITY AGREEMENT, ASSIGNMENT OF
LEASES AND RENTS, FINANCING STATEMENT AND FIXTURE FILING

THIS LEASEHOLD MORTGAGE, SECURITY AGREEMENT, ASSIGNMENT OF LEASES AND RENTS, FINANCING STATEMENT AND FIXTURE FILING ("Leasehold Mortgage") is made as of December 22, 2006, by RATHGIBSON, INC., a Delaware corporation, ("Leasehold Mortgagor"), to GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation, as mortgagee, assignee and secured party, in its capacity as agent on behalf of itself as lender and for the Lenders as hereinafter defined (together with any successors or assigns in such capacity, the "Agent" or "Leasehold Mortgagee").

I.
RECITALS

WHEREAS, pursuant to that certain lease agreement with AGNL RATHGIBSON, L.L.C., a Delaware limited liability company (together with any successors or assigns in such capacity, the "Landlord") more particularly described on Exhibit B attached hereto, (the "Property Lease"), Leasehold Mortgagor is the holder of leasehold title in and to all of the real estate located in the County of Rock and State of Wisconsin (the "State"), and more fully described in Exhibit A attached hereto (the "Leased Premises"), which Leased Premises forms a portion of the Property described below;

WHEREAS, Leasehold Mortgagor entered into that certain Credit Agreement, dated as of February 7, 2006, by and among each of the financial institutions named therein (the "Lenders"), the Agent, in its various capacities as set forth therein, and certain direct and indirect subsidiaries and affiliates of Borrowers as "Credit Parties", as amended by that certain Amendment No. 1 to Credit Agreement, dated as of August 15, 2006, (as the same may be further amended, restated, modified or otherwise supplemented and in effect from time to time, hereinafter the "Credit Agreement"), under which the Lenders have agreed to make available to Borrowers certain loans and other financial accommodations, including swingline loans, revolving credit loans and letters of credit;

WHEREAS, the commitment to provide the above-referenced swingline loans constitutes a subfacility of the commitment of the Swing Line Lender (as such term is defined in the Credit Agreement) to provide the above-referenced revolving credit loans and is fully reserved against the Swing Line Lender's revolving credit loan commitment;

WHEREAS, the obligations of the Lenders with respect to the above-referenced letters of credit are fully reserved against and offset the commitment of the Lenders to provide the above-referenced revolving credit loans; and

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WHEREAS, Leasehold Mortgagor wishes to provide further assurance and security to the Agent and the Lenders and as a condition to the Agent and the Lenders executing the Credit Agreement, the Agent and the Lenders are requiring that Leasehold Mortgagor grant to the Agent, on behalf of the Lenders, a security interest in and a leasehold mortgage lien upon the Property (as hereinafter defined), subject to the Permitted Encumbrances (as such term is defined in the Credit Agreement), to secure all of Borrowers' obligations under the Credit Agreement, this Leasehold Mortgage and the Loan Documents (as such term is defined in the Credit Agreement). All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Credit Agreement.

II.
THE GRANT

NOW, THEREFORE, in order to secure the payment of the obligations of Borrowers under the Credit Agreement, this Leasehold Mortgage and the other Loan Documents that may now or hereafter become owing from Borrowers to Leasehold Mortgagee and the Lenders (the "Secured Indebtedness"), and in consideration of Ten and No/100 Dollars ($10.00) in hand paid by Leasehold Mortgagee to Leasehold Mortgagor, the Recitals above stated, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Leasehold Mortgagor irrevocably GRANTS, BARGAINS, ASSIGNS, ALIENS, TRANSFERS, WARRANTS, DEMISES, CONVEYS and MORTGAGES to Leasehold Mortgagee and its successors and assigns (for the benefit of the Lenders) (and irrevocably grants to Leasehold Mortgagee and its successors and assigns (for the benefit of the Lenders) a security interest in and to) all of Leasehold Mortgagor's leasehold estate, right, claim and interest in and to the Leased Premises, together with all of Leasehold Mortgagor's leasehold estate, right, claim and interest in and to the following described property as and only to the extent that such estate, right, claim and interest is governed by and demised pursuant to the Property Lease, all of which other property is pledged primarily on a parity with the Leased Premises and not secondarily (the Leased Premises and the following described rights, interests, claims and property are collectively referred to as the "Property"):

> (a)   all buildings, structures and other improvements of every kind and description now or hereafter erected, situated, or placed upon the Leased Premises (the "Improvements"), together with any and all personal property now or hereafter owned by Leasehold Mortgagor and located in or on, forming part of, attached to, used or intended to be used in connection with, or incorporated in any such Improvements, including all extensions of, additions to, betterments, renewals of, substitutions for and replacements for any of the foregoing;

> (b)   all claims, demands, rights, title and interest of Leasehold Mortgagor now owned or hereafter acquired, including without limitation, any after-acquired title, franchise, license, remainder or reversion, in and to any and all (i) land or vaults lying within the right-of-way of any street, avenue, way, passage, highway, or alley, open or proposed, vacated or otherwise, adjoining the Leased Premises; (ii) alleys, sidewalks, streets, avenues, strips and gores of land belonging, adjacent or pertaining to the Leased Premises or the Improvements; (iii) storm and sanitary sewer, water, gas, electric, railway and telephone services relating to the Leased Premises and the Improvements; (iv)

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development rights, air rights, water, water rights, water stock, gas, oil, minerals, coal and other substances of any kind or character underlying or relating to the Leased Premises or any part thereof; and (v) tenements, hereditaments, easements, appurtenances, other rights, liberties, reservations, allowances and privileges relating to the Leased Premises or the Improvements or in any way now or hereafter appertaining thereto, including homestead and any other claims at law or in equity;

(c) all right, title and interest of Leasehold Mortgagor in any and all leases, subleases, management agreements, arrangements, concessions or agreements, written or oral, relating to the use and occupancy of the Leased Premises or the Improvements or any portion thereof, now or hereafter existing or entered into (collectively "Leases");

(d) all rents, issues, profits, royalties, revenue, advantages, income, avails, claims against guarantors, all cash or security deposits, advance rentals, deposits or payments given and other benefits now or hereafter derived directly or indirectly from the Leased Premises and Improvements under the Leases or otherwise (collectively "Rents"), subject to the right, power and authority granted to Leasehold Mortgagee pursuant to Section 3.8 hereof;

(e) all right, title and interest of Leasehold Mortgagor in and to all options to purchase or lease the Leased Premises or the Improvements or any portion thereof or interest therein, or any other rights, interests or greater estates in the rights and properties comprising the Property now owned or hereafter acquired by Leasehold Mortgagor;

(f) any interests, estates or other claims of every name, kind or nature, both in law and in equity, which Leasehold Mortgagor now has or may acquire in the Leased Premises and Improvements or other rights, interests or properties comprising the Property now owned or hereafter acquired;

(g) all rights of Leasehold Mortgagor to any and all plans and specifications, designs, drawings and other matters prepared for any construction on the Leased Premises or regarding the Improvements;

(h) all rights of Leasehold Mortgagor under any contracts executed by Leasehold Mortgagor with any provider of goods or services for or in connection with any construction undertaken on or services performed or to be performed in connection with the Leased Premises or the Improvements;

(i) all right, title and interest of Leasehold Mortgagor in and to all tangible personal property ("Personal Property") now or hereafter owned by Leasehold Mortgagor and located in, on or at the Leased Premises or the Improvements and used or useful in connection therewith, including, without limitation:

(i) all building materials and equipment located upon the Leased Premises and intended for construction, reconstruction, alteration, repair or incorporation in or to the Improvements now or hereafter to be constructed thereon, whether or not yet incorporated in such Improvements (all of which shall be deemed to be included in the Property upon delivery thereto);

(ii)   all machines, machinery, fixtures, apparatus, equipment or articles used in supplying heating, gas, electricity, air-conditioning, water, light, power, plumbing, sprinkler, waste removal, refrigeration, ventilation, and all fire sprinklers, alarm systems, protection, electronic monitoring equipment and devices;

(iii)   all window, structural, maintenance and cleaning equipment and rigs; and

(iv)   all Fixtures now or hereafter owned by Leasehold Mortgagor and attached to or contained in and used or useful in connection with the Leased Premises or the Improvements.

TO HAVE AND TO HOLD the Property hereby mortgaged and conveyed or so intended, unto the Leasehold Mortgagee, its successors and assigns, forever, subject, however, only to the Permitted Encumbrances and to the terms, covenants and conditions herein.

The Leasehold Mortgagor hereby covenants with the Leasehold Mortgagee: (i) that at the execution and delivery hereof, Leasehold Mortgagor leases the Property pursuant to the Property Lease and has a leasehold estate therein; (ii) that the Property is free from all encumbrances and exceptions to title (and any claim of any other person except for the Landlord under the Property Lease or any lender of Landlord) other than Permitted Encumbrances, (iii) that it has good and lawful right to mortgage the Property; and (iv) that Leasehold Mortgagor and its successors and assigns shall forever warrant and defend the Property against all claims and demands whatsoever other than Permitted Encumbrances.

If and when the Secured Indebtedness has been paid in full and Leasehold Mortgagor has performed and observed all of the agreements, terms, conditions, provisions and warranties contained herein and in the Credit Agreement and in all of the other Loan Documents applicable to Leasehold Mortgagor and there exist no commitments of the Lenders under the Loan Documents which could give rise to Secured Indebtedness, then this Leasehold Mortgage and the leasehold estate, right and interest of the Leasehold Mortgagee in and to the Property shall cease and promptly shall be released at the cost of Leasehold Mortgagor, but otherwise shall remain in full force and effect.

III.
GENERAL AGREEMENTS

3.1   Payment of Indebtedness. Leasehold Mortgagor shall pay promptly and when due all amounts owing by Leasehold Mortgagor in respect of the Secured Indebtedness at the times and in the manner provided in the Credit Agreement, the Notes, this Leasehold Mortgage, or any of the other Loan Documents. The loans which are the subject of the Credit Agreement bear interest at variable rates as provided in the Credit Agreement, and the latest final maturity date of such loan is September 14, 2009.

3.2   Impositions. Leasehold Mortgagor shall perform all its obligations with respect to Impositions (hereinafter defined) as required by the Property Lease. Except as otherwise permitted under Section 2.1 of the Credit Agreement, Leasehold Mortgagor shall pay prior to delinquency, all general taxes, special taxes, special assessments, water charges, sewer charges, and any other charges, fees, taxes, claims, levies, expenses, liens and assessments, ordinary or extraordinary, governmental or nongovernmental, statutory or otherwise (all of the foregoing being herein collectively referred to as "Impositions"), that may be asserted against the Property or any part thereof or Leasehold Mortgagor's interest therein.

3.3   Payment of Impositions by Leasehold Mortgagee. Subject to the Property Lease and the Agreement Regarding Lease (as hereinafter defined), upon the occurrence and during the continuance of an Event of Default (as hereinafter defined), Leasehold Mortgagee is hereby authorized to make or advance, in the place and stead of Leasehold Mortgagor, (i) any payment relating to Impositions; Leasehold Mortgagee may do so according to any bill, statement, or estimate procured from the appropriate public office without inquiry into the accuracy or the validity of any Impositions, lien, sale, forfeiture, or related title or claim and (ii) any payment relating to any apparent or threatened adverse title, lien, statement of lien, encumbrance, claim, charge, or payment otherwise relating to any other purpose herein and hereby authorized, but not enumerated in this Section 3.3, whenever, in Leasehold Mortgagee's judgment and discretion, such advance is necessary to protect the full security intended to be created by this Leasehold Mortgage. All such advances and indebtedness authorized by this Section 3.3 shall constitute Secured Indebtedness and shall be repayable by Leasehold Mortgagor upon demand with interest at the Default Rate.

3.4   Condemnation and Eminent Domain; Casualty. Leasehold Mortgagor shall give Leasehold Mortgagee prompt notice of all proceedings, instituted or threatened, (i) seeking condemnation or a taking by eminent domain or like process (herein collectively called "Taking"), or (ii) related to any casualty, on the Leased Premises or of all or any part of the Property or affecting any related easement or appurtenance (including severance of, consequential damage to, or change in grade of streets), and shall deliver to Leasehold Mortgagee copies of any and all papers served in connection with any such proceeding.

3.5   Restoration. The Leasehold Mortgagor shall comply with the terms and conditions set forth in the Property Lease with respect to restoration of the Leased Premises following a Taking or casualty.

3.6   Maintenance of Property. Subject to the terms and conditions of the Property Lease, Leasehold Mortgagor shall:

(a)   promptly repair, restore, replace or rebuild any material portion of the Property which may become damaged, destroyed, altered, removed, severed, or demolished, whether or not proceeds of insurance are available or sufficient for the purpose, with replacements at least equal in quality and condition as previously existed, free from any security interest in, encumbrances on or reservation of title thereto except the lien of this Leasehold Mortgage and Permitted Encumbrances;

(b)   keep the Property in good condition and repair, without waste, subject to ordinary wear and tear and free from mechanics', materialmen's or like liens or claims except for Permitted Encumbrances; and

(c)   not make any material alterations in the Property, except as required by law or municipal ordinance or in the ordinary course of business or otherwise expressly permitted under the Credit Agreement.

3.7   Prohibited Liens; Prohibited Transfers.

(a)   Except as otherwise permitted in Section 3.2 of the Credit Agreement, Leasehold Mortgagor shall not create, suffer, or permit to be created or filed against the Property any Lien superior or inferior to the lien created by this Leasehold Mortgage.

(b)   Except as otherwise provided in Section 3.7 of the Credit Agreement, Leasehold Mortgagor may not sell, lease or convey all or any part of the Property or any interest therein.

3.8   Assignment of Leases and Rents.

(a)   Subject to the rights of Landlord under the Property Lease and the terms and conditions of the Property Lease and except to the extent otherwise provided in the Property Lease, all right, title, and interest of Leasehold Mortgagor in and to all Leases and Rents are hereby transferred and assigned simultaneously herewith to Leasehold Mortgagee as further security for the payment of the Secured Indebtedness. Although it is the intention of the parties that the assignment contained in this paragraph shall be a present assignment, it is expressly understood and agreed, anything to the contrary notwithstanding, that Leasehold Mortgagee shall not exercise any of the rights or powers conferred upon it by this Section 3.8(a) until an Event of Default shall exist and be continuing under this Leasehold Mortgage.

(b)   Subject to the rights of Landlord under the Property Lease and the terms and conditions of the Property Lease and except to the extent otherwise provided in the Property Lease, following the occurrence of an Event of Default and during the continuance thereof, (i) Leasehold Mortgagee shall have the rights and powers as are provided herein, and (ii) the Leasehold Mortgagee shall be authorized to direct, and this Leasehold Mortgage shall constitute a direction to each lessee under the Leases and each guarantor thereof to pay all Rents directly to Leasehold Mortgagee without proof of the Event of Default.

(c)   If Leasehold Mortgagor, as lessor under any Lease, shall neglect or refuse to perform, observe and keep all of the covenants, provisions and agreements contained in such Lease, then Leasehold Mortgagee may perform and comply with any such Lease covenants, agreements and provisions. All reasonable costs and expenses incurred by Leasehold Mortgagee in complying with such covenants, agreements, and provisions shall constitute Secured Indebtedness and shall be payable upon demand with interest payable at the Default Rate.

(d)   Leasehold Mortgagee shall not be obligated to perform or discharge any obligation, duty or liability under any Lease, and Leasehold Mortgagor shall and does hereby agree, except to the extent of Leasehold Mortgagee's gross negligence or willful misconduct, to indemnify and hold the Leasehold Mortgagee harmless of and from any and all liability, loss or damage which it may or might incur under any Lease or under or by reason of the assignment of any Lease and of and from any and all claims and demands whatsoever which may be asserted against it by reason of alleged obligations or undertakings on its part to perform or discharge any of the terms, covenants or agreements contained in such Lease. Except to the extent of Leasehold Mortgagee's gross negligence or willful misconduct, should Leasehold Mortgagee incur any such liability, loss or damage under any Lease or under or by reason of its assignment to Leasehold Mortgagee, or in the defense of any claims or demands, the amount thereof, including costs, expenses and reasonable attorneys' fees, shall constitute Secured Indebtedness and shall be payable upon demand with interest payable at the Default Rate.

3.9   Uniform Commercial Code. This Leasehold Mortgage constitutes a Security Agreement as that term is used in the Uniform Commercial Code in the State (the "Code") with respect to any part of the Property which may or might now or hereafter be or be deemed to be personal property, fixtures or property other than real estate (including all replacements thereof, additions thereto and substitutions therefor) (collectively, the "Personal Property Collateral"). All of Leasehold Mortgagor's right, title and interest in the Personal Property Collateral is hereby assigned to Leasehold Mortgagee to secure the payment of the Secured Indebtedness.

(b)   At any time after an Event of Default has occurred and shall be continuing, subject to the Agreement Regarding Lease, Leasehold Mortgagee shall have the remedies of a secured party under the Code, including without limitation the right to take immediate and exclusive possession of the Personal Property Collateral or any part thereof. The remedies of Leasehold Mortgagee hereunder are cumulative and the exercise of any one or more of the remedies provided for herein or under the Code shall not be construed as a waiver of any of the other remedies of the Leasehold Mortgagee, including having the Personal Property Collateral deemed part of the realty upon any foreclosure so long as any part of the Secured Indebtedness remains unsatisfied.

(c)   This Leasehold Mortgage is intended to be a "fixture filing" for purposes of the Code with respect to the items of Property which are or may become fixtures relating to the Leased Premises upon recording of this Leasehold Mortgage in the real estate records of the proper office. The addresses of Leasehold Mortgagor (Debtor) and Leasehold Mortgagee (Secured Party) are set forth in Section 5.1 hereof.

(d)   The Leasehold Mortgagor hereby directs that the Leasehold Mortgagee shall cause to be recorded in the County in which the Leased Premises are located, as well as with the applicable offices of the State, such financing statements and fixture filings as shall be necessary in order to perfect and preserve the priority of Leasehold Mortgagee's lien upon the Personal Property Collateral.

3.10   Releases. Without notice and without regard to the consideration therefor, and to the existence at that time of any inferior liens, Leasehold Mortgagee may release from the lien created hereby all or any part of the Property, or release from liability any person obligated to repay any of the Obligations, without affecting the liability of any party to any of the Notes, this Leasehold Mortgage, or any of the other Loan Documents (including without limitation any guaranty given as additional security) and without in any way affecting the priority of the lien created hereby. Leasehold Mortgagee may agree with any liable party to extend the time for payment of any part or all of the Obligations. Such agreement shall not in any way release or impair the lien created by this Leasehold Mortgage or reduce or modify the liability of any person or entity obligated personally to repay the Obligations, but shall extend the lien created by this Leasehold Mortgage as against the title of all parties having any interest in the Property.

3.11 <u>Further Assurances</u>. Leasehold Mortgagor agrees that, upon the request of Leasehold Mortgagee from time to time, it will, at Leasehold Mortgagor's sole cost and expense, execute, acknowledge and deliver all such additional instruments and further assurances of title and will do or cause to be done all such further acts and things as may reasonably be necessary to fully effectuate the intent of this Leasehold Mortgage. In the event that Leasehold Mortgagor shall fail to do any of the foregoing, Leasehold Mortgagee may, in its sole discretion, do so in the name of Leasehold Mortgagor, and upon such failure Leasehold Mortgagor hereby appoints Leasehold Mortgagee as its attorney-in-fact to do any of the foregoing.

IV.
EVENT OF DEFAULT AND REMEDIES

4.1 <u>Event of Default</u>. The (i) occurrence of any "Event of Default" under the Credit Agreement, (ii) the failure of Leasehold Mortgagor to perform any obligation under this Leasehold Mortgage following applicable notice and cure periods, if any, and (iii) the receipt by Leasehold Mortgagee of a "Default Notice" pursuant to the "Agreement Regarding Lease" (defined below), shall constitute a default shall constitute an "Event of Default" under this Leasehold Mortgage.

4.2 <u>Foreclosure and Remedies</u>. When all or any part of the Secured Indebtedness shall become due and payable, whether by acceleration or otherwise, Leasehold Mortgagee shall have the right to foreclose the lien hereof for such Secured Indebtedness or part thereof and/or exercise any right, power or remedy provided in this Leasehold Mortgage or any of the other Loan Documents; notwithstanding the foregoing, in connection with the foreclosure of this Leasehold Mortgage and the exercise of any remedies pursuant thereto, Leasehold Mortgagee agrees to comply with that certain Agreement Regarding Lease, Consent and Estoppel dated December __, 2006 (the "<u>Agreement Regarding Lease</u>") entered into between Landlord and Leasehold Mortgagee, with respect to any such foreclosure or exercise of remedies.

4.3 <u>Remedies Cumulative and Non-Waiver</u>. No remedy or right of Leasehold Mortgagee hereunder or under the Notes, or any of the Loan Documents or otherwise, or available under applicable law, shall be exclusive of any other right or remedy. Each such remedy or right shall be in addition to every other remedy or right now or hereafter existing under any such document or under applicable law. No delay in the exercise of, or omission to exercise, any remedy or right accruing on the occurrence and during the continuance of any Event of Default shall impair any such remedy or right or be construed to be a waiver of any such Event of Default or an acquiescence therein, nor shall it affect any subsequent Event of Default of the same or a different nature, nor shall it extend or affect any grace period. Every remedy or right may be exercised concurrently or independently, when and as often as may be deemed expedient by the Leasehold Mortgagee. All obligations of the Leasehold Mortgagor, and all rights, powers and remedies of the Leasehold Mortgagee shall be in addition to, and not in limitation of, those provided by law or in the Notes or contained in any of the Loan Documents or any other written agreement or instrument relating to any of the Secured Indebtedness or any security therefor.

4.4   Expenses. In any proceeding to foreclose or partially foreclose the lien of this Leasehold Mortgage, there shall be allowed and included, as additional indebtedness in the judgment or decree resulting therefrom, all expenses paid or incurred by or on behalf of Leasehold Mortgagee in the protection of the Property and the exercise of Leasehold Mortgagee's rights and remedies hereunder, which expenses may be estimated as to items to be expended after entry of any judgment or decree of foreclosure. Such expenses shall include: reasonable attorney's fees, appraiser's fees, outlays for documentary and expert evidence, stenographer's charges, publication costs, survey costs, and costs of procuring all abstracts of title, title searches and examinations, title insurance policies, and any similar data and assurances with respect to title to the Property as Leasehold Mortgagee may deem reasonably necessary either to prosecute any such proceeding or to evidence to bidders at any sale pursuant to such decree the true condition of the title to or value of the Leased Premises or the Property. All such expenses shall be due and payable by Leasehold Mortgagor upon demand with interest thereon at the Default Rate.

4.5   Leasehold   Mortgagee's Performance of Leasehold   Mortgagor's   Obligations.
Subject to the rights of Landlord under the Property Lease and the Agreement Regarding Lease, the terms and conditions of the Property Lease and the Agreement Regarding Lease and except to the extent otherwise provided in the Property Lease or in the Agreement Regarding Lease, following the occurrence of an Event of Default and during the continuance thereof, Leasehold Mortgagee, either before or after acceleration of the Secured Indebtedness or the foreclosure of the lien hereof and during the period of redemption, if any, may, but shall not be required to (a) make any payment or perform any act herein, in the Notes or any other Loan Document which is required of Leasehold Mortgagor (whether or not Leasehold Mortgagor is personally liable therefor) in any form and manner deemed expedient to Leasehold Mortgagee; (b) make full or partial payments of principal or interest on any permitted prior mortgage or encumbrance and purchase, discharge, compromise or settle any tax lien or other prior lien on title or claim thereof, or redeem from any tax sale or forfeiture affecting the Leased Premises, or contest any Impositions; and (c) complete construction, furnishing and equipping of the Improvements upon the Leased Premises and rent, operate and manage the Leased Premises and such Improvements and pay operating costs and expenses, including management fees, of every kind and nature in connection therewith, so that the Leased Premises and Improvements shall be operational and usable for their intended purposes. All monies paid for any of the purposes herein authorized, and all expenses paid or incurred in connection therewith, including reasonable attorneys' fees, shall constitute Secured Indebtedness, and shall become due and payable upon demand and with interest thereon at the Default Rate. Leasehold Mortgagee, in making any payment hereby authorized: (x) for the payment of Impositions, may do so according to any bill or statement, without inquiry into the validity of any tax, assessment, sale, forfeiture, tax lien or title or claim thereof; (y) for the purchase, discharge, compromise or settlement of any other prior lien, may do so without inquiry as to the validity or amount of any claim or lien which may be asserted; or (z) for the completion of construction, furnishing or equipping of the Improvements or the Leased Premises or the rental, operation or management of the Leased

Premises or the payment of operating cost and expenses thereof, may do so in such amounts and to such persons as Leasehold Mortgagee may deem appropriate and may enter into such contracts therefor as Leasehold Mortgagee may deem appropriate or may perform the same itself.

4.6   Right of Possession. Subject to the rights of Landlord under the Property Lease and the Agreement Regarding Lease, the terms and conditions of the Property Lease and the Agreement Regarding Lease and except to the extent otherwise provided in the Property Lease or in the Agreement Regarding Lease, following the occurrence of an Event of Default and during the continuance thereof, Leasehold Mortgagor shall, immediately upon Leasehold Mortgagee's demand, surrender to Leasehold Mortgagee, and Leasehold Mortgagee shall be entitled to take actual possession of the Property or any part thereof, personally or by its agent or attorneys. Leasehold Mortgagee may enter upon and take and maintain possession or may apply to the court in which a foreclosure is pending to be placed in possession of all or any part of the Property, together with all documents, books, records, papers, and accounts of Leasehold Mortgagor or the then owner of the Property relating thereto. Leasehold Mortgagee may exclude Leasehold Mortgagor, such owner, and any agents and servants from the Property. As attorney-in-fact or agent of Leasehold Mortgagor or such owner, or in its own name Leasehold Mortgagee may hold, operate, manage, and control all or any part of the Property, either personally or by its agents. Leasehold Mortgagee shall have full power to use such measures, legal or equitable, as it may deem proper or necessary to enforce the payment or security of the rents, issues, deposits, profits, and avails of the Property, including actions for recovery of rent, actions in forcible detainer, and actions in distress for rent, all without notice to Leasehold Mortgagor.

4.7   Application of Income Received by Leasehold Mortgagee. Leasehold Mortgagee, in the exercise of the rights and powers hereinabove conferred upon it, shall have full power to use and apply the avails, rents, issues and profits of the Property to the payment of or on account of the following, in such order as Leasehold Mortgagee may determine: (i) to the payment of the operating expenses of the Property including cost of management thereof, established claims for damages, if any, and premiums on insurance hereinabove authorized; (ii) to the payment of taxes and special assessments now due or which may hereafter become due on the Leased Premises; (iii) to all other items which may under the terms hereof constitute Secured Indebtedness additional to that evidenced by the Notes, with interest thereon as provided herein or in the other Loan Documents; and (iv) to all principal and interest remaining unpaid on the Notes.

4.8   Appointment of Receiver. Upon, or at any time after, the filing of a complaint to foreclose (or partially foreclose) this Leasehold Mortgage, the court in which such complaint is filed shall, upon petition by Leasehold Mortgagee, appoint a receiver for the Property; which receiver shall be bound by the Property Lease and the Agreement Regarding Lease. Such appointment may be made either before or after any foreclosure sale, without notice, without regard to the solvency or insolvency, at the time of application for such receiver, of the person or persons, if any, liable for the payment of the Secured Indebtedness, without regard to the value of the Property at such time and whether or not the same is occupied as a homestead, and without bond being required of the applicant. Leasehold Mortgagee or any employee of Leasehold Mortgagee thereof may be appointed as such receiver. Such receiver shall have all powers and duties prescribed by applicable law, including the power to take possession, control, and care of the Property and to collect all rents thereof during the pendency of such foreclosure suit and, in the event of a sale and deficiency, where Leasehold Mortgagor has not waived its statutory rights of redemption, during the full statutory period of redemption, as well as during any further times when Leasehold Mortgagor or its devisees, legatees, heirs, executors, administrators, legal representatives, successors, or assigns, except for the intervention of such receiver, would be entitled to collect such rents. The court from time to time, either before or after entry of judgment of foreclosure, may authorize the receiver to apply the net income in his hands in payment in whole or in part of: (a) the indebtedness secured hereby, or by any decree foreclosing this Leasehold Mortgage, or any tax, special assessment or other lien which may be or become superior to the lien hereof or of such decree, provided such application is made prior to any foreclosure sale, and (b) the deficiency in case of a sale and deficiency.

4.9   Foreclosure Sale. Subject to the rights of Landlord under the Property Lease and the Agreement Regarding Lease, the terms and conditions of the Property Lease and the Agreement Regarding Lease and except to the extent otherwise provided in the Property Lease or in the Agreement Regarding Lease, in the event of any foreclosure sale, the Property may be sold in one parcel. Leasehold Mortgagee may bid for and acquire the Property or any part thereof at any sale made under or by virtue of this Leasehold Mortgage and, in lieu of paying cash therefor, may make settlement for the purchase price by crediting against the purchase price the unpaid amounts due and owing in respect of any Loans, Obligations or any other liabilities after deducting from the sales price the expenses of the sale and the costs of the action or proceedings and any other sums that Leasehold Mortgagee is authorized to deduct under this Leasehold Mortgage or applicable law.

4.10   Application of Proceeds of Foreclosure Sale. Subject to the rights of Landlord under the Property Lease and the Agreement Regarding Lease, the terms and conditions of the Property Lease and the Agreement Regarding Lease and except to the extent otherwise provided in the Property Lease or in the Agreement Regarding Lease, the proceeds of any permitted foreclosure sale of the Property shall be distributed and applied in the following order of priority: first, to all costs and expenses incident to the foreclosure proceedings, including all such items as are mentioned in Section 4.4 above; second, to all other items which may under the terms hereof constitute Secured Indebtedness additional to that evidenced by the Notes and the other Loan Documents, with interest thereon as provided herein or in the other Loan Documents; third, to all principal and interest remaining unpaid on the Notes; and fourth, any surplus to Leasehold Mortgagor, its successors or assigns, as their rights may appear or to any other party legally entitled thereto.

4.11   Adjournment of Foreclosure Sale. Leasehold Mortgagee may adjourn from time to time any sale by it to be made under or by virtue of this Leasehold Mortgage by announcement at the time and place appointed for such sale or for such adjourned sale or sales, and, except as otherwise provided by any applicable provisions of law, Leasehold Mortgagee, without further notice or publication, may make such sale at the time and place to which the same shall be so adjourned.

4.12   Insurance Upon Foreclosure. Subject to the rights of Landlord under the Property Lease and the Agreement Regarding Lease, the terms and conditions of the Property Lease and the Agreement Regarding Lease and except to the extent otherwise provided in the Property Lease and in the Agreement Regarding Lease, in case of an insured loss after foreclosure proceedings have been instituted, the proceeds of any insurance policy or policies, if not applied to repairing, restoring, replacing or rebuilding any portion of the Property, shall be used to pay the amount due in accordance with any decree of foreclosure that may be entered in any such proceedings, and the balance, if any, shall be paid as the court may direct. In case of the foreclosure of this Leasehold Mortgage, the court in its judgment may provide that the judgment creditor may cause a new or additional loss clause to be attached to each of said policies making the loss thereunder payable to said judgment creditor; and any such foreclosure judgment may further provide, unless the right of redemption has been waived, that in case of redemption under said judgment, then, and in every such case, the redemptory may cause the preceding loss clause attached to each insurance policy to be canceled and a new loss clause to be attached thereto, making the loss thereunder payable to such redemptory.

4.13   Waiver of Statutory Rights. Leasehold Mortgagor shall not apply for or avail itself of any appraisement, valuation, redemption, stay, extension, or exemption laws, or any so-called "moratorium laws," now existing or hereafter enacted, in order to prevent or hinder the enforcement or foreclosure of this Leasehold Mortgage, and Leasehold Mortgagor hereby waives the benefit of such laws. Leasehold Mortgagor, for itself and all who may claim through or under it, waives any and all rights to have the Property and estates comprising the Property marshaled upon any foreclosure of the lien of this Leasehold Mortgage, and agrees that any court having jurisdiction to foreclose such lien may order the Property sold in its entirety. Leasehold Mortgagor further waives any and all rights of redemption from foreclosure and from sale under any order or decree of foreclosure of the lien created by this Leasehold Mortgage, for itself and on behalf of: (i) any trust estate of which the Leased Premises are a part; (ii) all beneficially interested persons; (iii) each and every person acquiring any interest in the Property or title to the Leased Premises subsequent to the date of this Leasehold Mortgage; and (iv) all other persons to the extent permitted by the provisions of laws of the State in which the Leased Premises are located.

4.14   Effect of Judgment. The obtaining of any judgment by Leasehold Mortgagee and any levy of any execution under any judgment upon the Property shall not affect in any manner or to any extent the Lien of this Leasehold Mortgage upon the Property or any part thereof, or any Liens, powers, rights and remedies of Leasehold Mortgagee hereunder, but such Liens, powers, rights and remedies shall continue unimpaired as before until the judgment or levy is satisfied.

4.15   Shortened Redemption Election Leasehold Mortgagor agrees to the provisions of Section 846.103 of the Wisconsin Statutes, or any successor provision, permitting Leasehold Mortgagee, at its option upon waiving the right to judgment for deficiency, to hold a foreclosure sale of real estate three (3) months after a foreclosure judgment is entered.

V.
MISCELLANEOUS

5.1   Notices. Any notice or other communication required shall be in writing addressed to the respective party as set forth below and may be personally served, telecopied, sent by overnight courier service or U.S. mail and shall be deemed to have been given: (a) if delivered in person, when delivered; (b) if delivered by fax, on the date of transmission if transmitted on a Business Day before 4:00 p.m. New York City Time; (c) if delivered by overnight courier, one (1) Business Day after delivery to the courier properly addressed; or (d) if delivered by U.S. mail, four (4) Business Days after deposit with postage prepaid and properly addressed.

Notices shall be addressed as follows:

(i)   If to Leasehold Mortgagor:

RathGibson, Inc.
2505 Foster Avenue
Janesville, WI 53545

Attention: President
Telecopy.: (608) 754-0889

with a copy to:

Liberty Partners, L.P.
1177 Avenue of the Americas
34th Floor
New York, NY 10036
Attention: Paul J. Huston
Telecopy.: (212) 354-0336

and

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Attn: Robert Nash, Esq.
Telecopy: (212) 756-2110

(ii)   If to Leasehold Mortgagee:

General Electric Capital Corporation
335 Madison Avenue
New York, NY 10017
Attn: RathGibson, Inc. Account Officer
Telecopy: (212) 370-8088

and

General Electric Capital Corporation
201 Merrit #7
P.O. Box 5201
Norwalk, CT 06927-5201
Attn: Global Sponsor Finance General Counsel
Telecopy: (203) 956-4216

<u>and</u>

General Electric Capital Corporation
500 West Monroe Street
Chicago, IL 60661
Attn: Global Sponsor Finance General Counsel
Telecopy: (312) 441-6876

5.2   <u>Time of Essence</u>. Time is of the essence of this Leasehold Mortgage.

5.3   <u>Covenants Run with Land</u>. All of the covenants of this Leasehold Mortgage shall run with the land constituting the Leased Premises.

5.4   <u>GOVERNING LAW</u>. **THIS LEASEHOLD MORTGAGE SHALL BE GOVERNED BY AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES, EXCEPT TO THE EXTENT WISCONSIN LAW NECESSARILY APPLIES BECAUSE THE PROPERTY IS LOCATED IN WISCONSIN.**

5.5   <u>Severability</u>. If any provision of this Leasehold Mortgage, or any paragraph, sentence, clause, phrase, or word, or their application, in any circumstance, is held invalid, the validity of the remainder of this Leasehold Mortgage shall be construed as if such invalid part were never included.

5.6   <u>Non-Waiver</u>. Unless expressly provided in this Leasehold Mortgage to the contrary, no consent or waiver, express or implied, by any party, to or of any breach or default by any other party shall be deemed a consent to or waiver of the performance by such defaulting party of any other obligations or the performance by any other party of the same, or of any other, obligations.

5.7   <u>Headings</u>. The headings of sections and paragraphs in this Leasehold Mortgage are for convenience or reference only and shall not be construed in any way to limit or define the content, scope, or intent of the provisions.

5.8   <u>Grammar</u>. As used in this Leasehold Mortgage, the singular shall include the plural, and masculine, feminine, and neuter pronouns shall be fully interchangeable, where the context so requires.

5.9   <u>Deed in Trust</u>. If title to the Property or any part thereof is now or hereafter becomes vested in a trustee, any prohibition or restriction against the creation of any lien on the Property shall be construed as a similar prohibition or restriction against the creation of any lien on or security interest in the beneficial interest of such trust.

5.10   <u>Successors and Assigns</u>. This Leasehold Mortgage shall be binding upon Leasehold Mortgagor, its successors, assigns, legal representatives, and all other persons or entities claiming under or through Leasehold Mortgagor. The word "Leasehold Mortgagee," when used herein, shall include each of: (i) the Agent in its capacity as a Lender and an Letter of Credit Issuer and as Agent for the Lenders; and (ii) the Lenders, together with each of their successors, assigns and legal representatives.

5.11   <u>INTENTIONALLY OMITTED</u>.

5.12   <u>Leasehold Mortgagee in Possession</u>. Nothing contained in this Leasehold Mortgage shall be construed as constituting Leasehold Mortgagee a mortgagee in possession in the absence of the actual taking of possession of the Property.

5.13   <u>Incorporation of Credit Agreement; No Conflicts</u>. The terms of the Credit Agreement are incorporated by reference herein as though set forth herein in full detail. In the event of any conflict between the terms and provisions of Section 3.9 of this Leasehold Mortgage and the Security Agreement, the terms and provisions of the Security Agreement shall control; in the event of a conflict between any other term or provision of this Leasehold Mortgage and the Credit Agreement, the terms and provisions of the Credit Agreement shall control. Notwithstanding the foregoing, nothing contained in the Security Agreement or the Credit Agreement shall impact Landlord or Landlord's rights under the Property Lease or the Agreement Regarding Lease.

5.14   <u>Additional Provisions</u>. Notwithstanding anything contained herein to the contrary:

    (a)   Where any provision of this Leasehold Mortgage is inconsistent with any provision of Wisconsin law regulating the creation or enforcement of a lien or security interest in real or personal property including, but not by way of limitation, the Code, as amended, modified and/or replaced from time to time, the provisions of Wisconsin law shall take precedence over the provisions of this Leasehold Mortgage, but shall not invalidate or render unenforceable any other provisions of this Leasehold Mortgage that can be construed in a manner consistent with Wisconsin law.

    (b)   The term "Secured Indebtedness" as defined in this Leasehold Mortgage shall include, without limitation, any judgment(s) or final decree(s) rendered to collect any money obligations of Leasehold Mortgagor to Leasehold Mortgagee and/or the Lenders and/or to enforce the performance or collection of all rights, remedies, obligations, covenants, agreements, conditions, indemnities, representations, warranties, and other liabilities of the Leasehold Mortgagor under this Leasehold Mortgage or any or all of the other Loan Documents. The obtaining of any judgment by Leasehold Mortgagee and/or the Lenders (other than a judgment foreclosing this Leasehold

Mortgage) and any levy of any execution under any such judgment upon the Property shall not affect in any manner or to any extent the lien of this Leasehold Mortgage upon the Property or any part thereof, or any liens, powers, rights and remedies of Leasehold Mortgagee and/or the Lenders hereunder, but such liens, powers, rights and remedies shall continue unimpaired as before until the judgment or levy is satisfied. Furthermore, Leasehold Mortgagor acknowledges and agrees that the Secured Indebtedness is secured by the Property and various other collateral at the time of execution of this Leasehold Mortgage. Leasehold Mortgagor specifically acknowledges and agrees that the Property, in and of itself, if foreclosed or realized upon would not be sufficient to satisfy the outstanding amount of the Secured Indebtedness. Accordingly, Leasehold Mortgagor acknowledges that it is in Leasehold Mortgagor's contemplation that the other collateral pledged to secure the Secured Indebtedness may be pursued by Leasehold Mortgagee in separate proceedings in the various states and counties where such collateral may be located and additionally that Leasehold Mortgagor will remain liable for any deficiency judgments in addition to any amounts Leasehold Mortgagee and/or the Lenders may realize on sales of other property or any other collateral given as security for the Secured Indebtedness. Specifically, and without limitation of the foregoing, it is agreed that it is the intent of the parties hereto that in the event of a foreclosure of this Leasehold Mortgage, that the Secured Indebtedness shall not be deemed merged into any judgment of foreclosure, but shall rather remain outstanding to the fullest extent permitted by applicable law.

(c)   To the extent the laws of the State of Wisconsin limit (i) the availability of the exercise of any of the remedies set forth in this Leasehold Mortgage, including without limitation the remedies involving a power of sale on the part of Leasehold Mortgagee and/or the Lenders and the right of Leasehold Mortgagee and the Lenders to exercise self-help in connection with the enforcement of the terms of this Leasehold Mortgage, or (ii) the enforcement of waivers and indemnities made by Leasehold Mortgagor, such remedies, waivers, or indemnities shall be exercisable or enforceable, any provisions in this Leasehold Mortgage to the contrary notwithstanding, if, and to the extent, permitted by the laws in force at the time of the exercise of such remedies or the enforcement of such waivers or indemnities without regard to the enforceability of such remedies, waivers or indemnities at the time of the execution and delivery of this Leasehold Mortgage.

(d)   Nothing in this Leasehold Mortgage shall be deemed to be a waiver by Leasehold Mortgagor of the time limitations on issuance of process set out in the Wisconsin Statutes or rules of procedure.

(e)   Notwithstanding anything contained in this Leasehold Mortgage or the other Loan Documents to the contrary, this Leasehold Mortgage shall secure: (i) a maximum principal amount of Sixty Million and No/100 Dollars ($60,000,000.00), exclusive of any items described in (ii) below, including any additional advances made from time to time after the date hereof pursuant to the Loan Documents whether made as part of the Secured Indebtedness secured hereby, made at the option of the Leasehold Mortgagee and/or the Lenders, made after a reduction to a zero (0) or other balance, or made otherwise and (ii) all other amounts payable by Leasehold Mortgagor, or advanced by Leasehold Mortgagee or the Lenders for the account, or on behalf, of Leasehold Mortgagor, pursuant to the Loan Documents, including amounts advanced with respect to the Property for the payment of taxes, assessments, insurance premiums and other costs and impositions incurred for the protection of the Property to the same extent as if the future obligations and advances were made on the date of execution of the Leasehold Mortgage. Pursuant to Wisconsin Statutes Section 706.11, the lien of this Leasehold Mortgage with respect to any future advances, modifications, extensions, and renewals referred to herein and made from time to time shall have the same priority to which this Leasehold Mortgage otherwise would be entitled as of the date this Leasehold Mortgage is executed and recorded without regard to the fact that any such future advance, modification, extension, or renewal may occur after the Leasehold Mortgage is executed.

(f)   Even though the lien of this Leasehold Mortgage shall be released from the Property subject to Article II, any of the terms and provisions of this Leasehold Mortgage that are intended to survive shall nevertheless survive the release or satisfaction of this Leasehold Mortgage whether voluntarily granted by Leasehold Mortgagee or the Lenders, as a result of a judgment upon judicial foreclosure of this Leasehold Mortgage or in the event a deed in lieu of foreclosure is granted by Leasehold Mortgagor to Leasehold Mortgagee and/or the Lenders.

(g)   The Assignment of Rents set forth therein shall constitute an assignment of rents as set forth in Wisconsin Statutes Section 708.11, and as provided therein, will create a security interest in the Rents that will be perfected upon the recording of this Leasehold Mortgage.

(h)   Any receiver appointed under this Leasehold Mortgage shall have all of the usual powers and duties of receivers pursuant to Wisconsin common and statutory law, including, but not limited to, Wisconsin Statutes Section 813, as amended, modified and/or replaced from time to time.

5.15   Compliance with Applicable Law. Anything elsewhere herein contained to the contrary notwithstanding,

(a)   In the event that any provision in this Leasehold Mortgage shall be inconsistent with any provision of Wisconsin law regarding foreclosure (the "Wisconsin Foreclosure Law"), the provisions of the Wisconsin Foreclosure Law shall take precedence over the provisions of this Leasehold Mortgage, but shall not invalidate or render unenforceable any other provision of this Leasehold Mortgage that can be construed in a manner consistent with the Wisconsin Foreclosure Law; and

(b)   If any provision of this Leasehold Mortgage shall grant to Leasehold Mortgagee (including Leasehold Mortgagee acting as a mortgagee-in-possession) or a receiver appointed pursuant to the provisions of this Leasehold Mortgage, any rights or remedies prior to, upon or following the occurrence of an Event of Default which are more limited than the rights that would otherwise be vested in Leasehold Mortgagee or such receiver under the Wisconsin Foreclosure Law in the absence of said provision,

Leasehold Mortgagee and such receiver shall be vested with the rights granted under the Wisconsin Foreclosure Law to the full extent permitted by law.

VI.
PROPERTY LEASE

6.1   Representations. Leasehold Mortgagor hereby warrants and represents, to the best of its knowledge after diligent inquiry as follows: (i) the Property Lease is in full force and effect and, except as disclosed to Leasehold Mortgagee by Leasehold Mortgagor, unmodified by any writing or otherwise; (ii) all rent, additional rent and other charges and impositions reserved therein have been paid to the extent they are due and payable to the date hereof; (iii) Leasehold Mortgagor enjoys the quiet and peaceful possession of the property demised thereby; (iv) Leasehold Mortgagor is not in default under any of the terms thereof, and there are no circumstances which, with the passage of time or the giving of notice or both, would constitute an event of default thereunder; (v) the landlord under the Property Lease is not in default under any of the terms or provisions thereof on the part of such landlord to be observed or performed.

6.2   Compliance with Property Lease. Leasehold Mortgagor shall comply at all times with all material provisions of the Property Lease as to prevent any loss, termination, or forfeiture thereof. Further, the Leasehold Mortgagor shall not agree to amend, terminate or surrender the Property Lease without the Leasehold Mortgagee's prior written consent; provided however, Leasehold Mortgagor shall have the right without Leasehold Mortgagee's prior consent to make immaterial modifications to the Property Lease that have no effect whatsoever on Leasehold Mortgagee or its security for the Loan.

6.3   Default Under Property Lease. Subject to the rights of Landlord under the Property Lease and the Agreement Regarding Lease, the terms and conditions of the Property Lease and the Agreement Regarding Lease and except to the extent otherwise provided in the Property Lease and the Agreement Regarding Lease, if a default by Leasehold Mortgagor has occurred and is continuing in the performance of any of its obligations under the Property Lease, including, without limitation, any default in the payment of rent and other charges and impositions payable by the tenant thereunder, then, in each and every case, Leasehold Mortgagee may, at its option and without notice, cause the default or defaults to be remedied and otherwise exercise any and all of the rights of Leasehold Mortgagor therein in the name of and on behalf of Leasehold Mortgagor, however, such remedy by the Leasehold Mortgagee shall not remove the default as between the Leasehold Mortgagee and Leasehold Mortgagor. Leasehold Mortgagor shall, on demand, reimburse Leasehold Mortgagee for all advances made and expenses incurred by Leasehold Mortgagee in curing any such default (including, without limitation, reasonable, actual attorneys' fees), together with interest thereon computed at the Default Rate from the date that an advance is made or expense is incurred, to and including the date the same is paid.

6.4   No Merger. It is hereby agreed that the fee title and the leasehold estate in the property demised by the Property Lease shall not merge but shall always be kept separate and distinct, notwithstanding the union of said estates in Leasehold Mortgagor or a third party whether by purchase or otherwise. If Leasehold Mortgagor acquires the fee title or any other estate, title or interest in the property demised by the Property Lease, or any part thereof, the lien of this Leasehold Mortgage shall attach to, cover and be a lien upon such acquired estate, title or interest and the same shall thereupon be and become a part of the Property with the same force and effect as if specifically encumbered therein. Leasehold Mortgagor agrees to execute all instruments and documents which Leasehold Mortgagee may reasonably require to ratify, confirm and further evidence Leasehold Mortgagee's lien on the acquired estate, title or interest. Furthermore, Leasehold Mortgagor hereby appoints Leasehold Mortgagee to the fullest extent permitted by applicable law, its true and lawful attorney-in-fact to execute and deliver all such instruments and documents in the name and on behalf of Leasehold Mortgagor. This power, being coupled with an interest and to the fullest extent permitted by applicable law, shall be irrevocable as long as the Secured Indebtedness remains unpaid or any of the Obligations remain unperformed, and shall be granted distinctly to Leasehold Mortgagee.

6.5   Cancellation of Property Lease. If the Property Lease is cancelled or terminated, and if Leasehold Mortgagee or a nominee of Leasehold Mortgagee shall acquire an interest in any new lease of the property demised thereby, upon the occurrence and during the continuance of an Event of Default, Leasehold Mortgagor shall have no right, title or interest in or to the new lease or the leasehold estate created by such new lease.

6.6   Estoppel Certificates. Leasehold Mortgagor shall use its commercially reasonable efforts to obtain and deliver to Leasehold Mortgagee within twenty (20) days after written demand by Leasehold Mortgagee an estoppel certificate from the landlord under the Property Lease setting forth (i) the name of the tenant thereunder, (ii) that the Property Lease has not been modified or, if it has been modified, that date of each modification (together with copies of each such modification), (iii) the basic rent payable under the Property Lease, (iv) the date to which all rental charges have been paid by the tenant under the Property Lease, and (v) whether there are any alleged defaults of the tenant under the Property Lease and, if there are, setting forth the nature thereof in reasonable detail.

6.7   Liability of Leasehold Mortgagee. Notwithstanding anything to the contrary contained herein, this Leasehold Mortgage shall not constitute an assignment of the Property Lease within the meaning of any provisions thereof prohibiting its assignment and Leasehold Mortgagee shall have no liability or obligation thereunder by reason of its acceptance of the Leasehold Mortgage. Leasehold Mortgagee shall be liable for the obligations of the tenant arising under the Property Lease for only that period of time which Leasehold Mortgagee is in possession of the Property or has acquired, by foreclosure or otherwise, and is holding all of Leasehold Mortgagor's right, title and interest therein.

6.8   Remedies of Leasehold Mortgagee. Notwithstanding anything contained herein to the contrary, and in addition to any rights, privileges and remedies granted to Leasehold Mortgagee elsewhere in this Leasehold Mortgage, Leasehold Mortgagee shall have, and Leasehold Mortgagor hereby grants to Leasehold Mortgagee, any and all rights, privileges and remedies of leasehold lenders provided for in the Property Lease, if any (including without limitation, any renewal rights and options to purchase contained in the Property Lease, if any) without the necessity of particularly specifying any or all of such rights, privileges and remedies that are or could be granted to leasehold mortgagees pursuant to the Property Lease.

(a)   Any default by the Leasehold Mortgagor under the Property Lease which continues beyond the applicable notice and cure period and/or any receipt by Leasehold Mortgagee of a Default Notice under the Agreement Regarding Lease, shall constitute a default under this Leasehold Mortgage entitling the Leasehold Leasehold Mortgagee to accelerate the Secured Indebtedness.

(b)   In the event of bankruptcy by the landlord under the Property Lease, the Leasehold Mortgagor shall:

(i)   give the Leasehold Mortgagee notice of such landlord's bankruptcy promptly after the Leasehold Mortgagor becomes aware of such bankruptcy;

(ii)   be prohibited from electing to treat the Property Lease as terminated without the written consent of the Leasehold Mortgagee;

(iii)   allow the Leasehold Mortgagee to participate in any bankruptcy litigation involving the Property Lease;

(iv)   grant the Leasehold Mortgagee the right to make any other decisions in bankruptcy which would affect the Leasehold Mortgagee's damages or security under the Leasehold Mortgage.

(c)   Leasehold Mortgagor will promptly deliver to the Leasehold Mortgagee an exact copy of any material notice, communication, plan, specification or other instrument or document received or given by it in any way relating to or affecting the Property Lease.

(d)   Leasehold Mortgagor hereby assigns to Leasehold Mortgagee all of its right, title and interest in and to any deposit of cash or securities or any other property which may be held to secure Leasehold Mortgagor's performance of its obligations under the Property Lease.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, Leasehold Mortgagor has duly signed and delivered this Leasehold Mortgage as of the date first above written.

RATHGIBSON, INC.,
a Delaware corporation

By: /s/ William S. Anacker
Name: William S. Anacker
Title: Secretary

Witnesses:

/s/ William Dallapiazza
Name: William Dallapiazza

/s/ Barry C. Nuss
Name: Barry C. Nuss

STATE OF WISCONSIN   )
)   SS
COUNTY OF ROCK   )

This instrument was acknowledged before me this 21st day of December, 2006, by William S. Anacker as Secretary of RathGibson, Inc., a Delaware corporation.

/s/ Laura Manke   (SEAL)
Print Name: Laura Manke
Notary Public, Rock   County
State of Wisconsin
My commission expires: May 4, 2008

This instrument was prepared
outside of the State of Wisconsin
by:

_____
Sebastian Kaufmann, Esq.
King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036

LEGAL DESCRIPTION

Parcel Identification Numbers: 241-0219100109 and 241-0219100105

PARCEL A:

Parcel 1: Lot Two (2) of a Certified Survey map recorded October 25, 1990 at 4:03 P.M., as Document No. 1121941, in Volume 14 of Certified Survey Maps, on pages 410 and 411, in the Office of the Register of Deeds for Rock County, Wisconsin; being part of Lot One (1) of North Janesville Industrial Park, a Subdivision, in the City of Janesville, County of Rock and State of Wisconsin.

Parcel 2: Easement for the benefit of Parcel 1, for Grant of Driveway Easement, Grant of Access Easement, Pavement Easement and Parking Easement, created by an Easement for Common Use dated January 21, 1991, recorded January 31, 1991 at 9:31 A.M., as Document No. 1126829, on Card 465, as Images 367 to 371, in said Register's Office, being over part of Lot One (1) Certified Survey Map recorded October 25, 1990 at 4:03 P.M., as Document No. 1121941, in Volume 14 of Certified Survey Maps, on pages 410 and 411, in said Register's Office; and over part of Lot Two (2) of a Certified Survey Map recorded December 28, 1981 at 1:12 P.M., as Document No. 948324, in Volume 10 of Certified Survey Maps, on pages 479 to 481, in said Register's Office; being part of Lot One (1) of North Janesville Industrial Park, a Subdivision, and part of the East ½ of the Northwest ¼ of Section 19, Township 3 North, Range 13 East of the 4th P.M., in the City of Janesville, County of Rock and State of Wisconsin.

Parcel 3: Easement for the benefit of Parcel 1, for grant of Utility Easements created by an Easement for Common Use dated January 31, 1991, recorded September 23, 1991 at 1:26 P.M., as Document No. 1142012, on Card 497, as Images 920-922, in said Register's Office, being over part of Lot One (1) of a Certified Survey Map recorded October 25, 1990 at 4:03 P.M., as Document No. 1121941, in Volume 14 of Certified Survey Maps, on pages 410 and 411, in said Register's Office; and over part of Lot One (1) of a Certified Survey Map recorded December 28, 1981 at 1:12 P.M., as Document No. 948324, in Volume 10 of Certified Survey Maps, on pages 479 to 481, in said Register's Office; being part of Lot One (1) of North Janesville Industrial Park, a Subdivision, and part of the East ½ of the Northwest ¼ of Section 19, Township 3 North, Range 13 East, of the 4th P.M., in the City of Janesville, County of Rock and State of Wisconsin.

PARCEL B:

Lot One (1) of a Certified Survey Map recorded January 21, 1980 at 11:48 A.M., as Document No. 919268, in Volume 9 of Certified Survey Maps, on pages 181 and 182, in the Office of the Register of Deeds for Rock County, Wisconsin; being part of the Northwest ¼ of Section 19, Township 3 North, Range 13 East, of the 4th P.M., in the City of Janesville, County of Rock, State of Wisconsin.

PARCEL C:

Lots One (1) and two (2) of a Certified Survey Map recorded in the Office of the Register of Deeds for Rock County, Wisconsin on December 28, 1981 in Volume 10 on pages 479-481 of Certified Survey Maps as Document No. 948324, being part of the Northeast ¼ of the Northwest ¼ and part of the Southeast ¼ of the Northwest ¼ of Section 19, Township 3 North, Range 13 East, of the 4th P.M., in the City of Janesville, County of Rock, State of Wisconsin.

EXHIBIT B

PROPERTY LEASE DESCRIPTION

Lease Agreement by and between AGNL RathGibson, L.L.C., as Landlord, and RathGibson, Inc., as Tenant, dated December 22, 2006, a Memorandum of which shall be recorded on or about the date hereof with the Rock County, Wisconsin Register of Deeds.